# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MarketWise, Inc., CIK 0001805651
CUSIP: 57064P107
Title of class of securities: Class A Common Stock, par value of $0.0001
Address of issuer's principal executive offices: 1125 N. Charles St., Baltimore, Maryland (MD), 21201
Date of event which requires filing of this statement: 08/12/2024
Amends the filing with accession number 0001104659-21-110973
Filed by CIK 0001741129
Persons authorized to receive notices and communications: Scott Stewart Miller, 8 Sound Shore Drive, Suite 190, Greenwich, Connecticut (CT), 06830, (203) 569-8920

## Reporting persons
- Greenhaven Road Investment Management, L.P. (CIK 0001741129): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- MVM Funds, LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Scott Miller: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Greenhaven Road Capital Fund 1, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Greenhaven Road Capital Fund 2, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value of $0.0001
Name of issuer: MarketWise, Inc.
Address of issuer's principal executive offices: 1125 N. Charles St., Baltimore, Maryland (MD), 21201

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the end of business on the date of filing of this Amendment No. 3 to Schedule 13D, the Reporting Persons do not beneficially own any shares of Common Stock of the Issuer. The foregoing is reflected on the cover pages hereto.

See Item 5(c) for changes in the Reporting Persons' beneficial ownership of Common Stock, and the percentage of outstanding shares of Common Stock represented thereby, between the date of filing of Amendment No. 2 to Schedule 13D and the date of filing of this Amendment No. 3 to Schedule 13D. This is inclusive of the Reporting Persons' holdings as of August 12, 2024, being the first date upon which the Reporting Persons' percentage ownership of the Issuer's outstanding Common Stock changed 1% or greater from the percentage reported in Amendment No. 2 to Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: The Funds have, and each of the Investment Manager, the General Partner and Mr. Miller may be deemed to have, the power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock reported herein.
Transactions in the class effected during the past sixty days: See Exhibit 1
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: November 6, 2024

## Signatures
- Greenhaven Road Investment Management, L.P.: /s/ Scott Miller, Scott Miller / Authorized Signatory (02/14/2025)
- MVM Funds, LLC: /s/ Scott Miller, Scott Miller / Authorized Signatory (02/14/2025)
- Scott Miller: /s/ Scott Miller, N/A (02/14/2025)
- Greenhaven Road Capital Fund 1, L.P.: /s/ Scott Miller, Scott Miller / Authorized Signatory (02/14/2025)
- Greenhaven Road Capital Fund 2, L.P.: /s/ Scott Miller, Scott Miller / Authorized Signatory (02/14/2025)